# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Digital Corp., CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, Texas (TX), 75219
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-25-000103
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,835,217; sole dispositive power 0; shared dispositive power 19,835,217; aggregate amount beneficially owned 19,835,217 (6.3% of the class)
  Comment: The reported holding includes 15,960,478 shares that can be acquired from warrants and 410 shares that can be acquired from convertible bonds, both held by Jane Street Global Trading, LLC (JSGT). The % ownership calculation uses 315,054,851 outstanding shares which is based on (1) 299,094,373 shares outstanding as of September 8, 2026 as stated in the issuer's proxy statement filing on September 25, 2026; and (2) dilution of the outstanding shares due to 15,960,478 shares acquirable via the warrants and convertible bonds held by JSGT.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,638,565; sole dispositive power 0; shared dispositive power 2,638,565; aggregate amount beneficially owned 2,638,565 (0.8% of the class)
  Comment: The % ownership calculation uses 315,054,851 outstanding shares which is based on (1) 299,094,373 shares outstanding as of September 8, 2026 as stated in the issuer's proxy statement filing on September 25, 2026; and (2) dilution of the outstanding shares due to 15,960,478 shares acquirable via the warrants and convertible bonds held by JSGT.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The % ownership calculation uses 315,054,851 outstanding shares which is based on (1) 299,094,373 shares outstanding as of September 8, 2026 as stated in the issuer's proxy statement filing on September 25, 2026; and (2) dilution of the outstanding shares due to 15,960,478 shares acquirable via the warrants and convertible bonds held by JSGT.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,965,011; sole dispositive power 0; shared dispositive power 15,965,011; aggregate amount beneficially owned 15,965,011 (5.1% of the class)
  Comment: The reported holding includes 15,960,478 shares that can be acquired from warrants and 410 shares that can be acquired from convertible bonds, both held by Jane Street Global Trading, LLC (JSGT). The % ownership calculation uses 315,054,851 outstanding shares which is based on (1) 299,094,373 shares outstanding as of September 8, 2026 as stated in the issuer's proxy statement filing on September 25, 2026; and (2) dilution of the outstanding shares due to 15,960,478 shares acquirable via the warrants and convertible bonds held by JSGT.
- Leonard Street Holdings, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,230,629; sole dispositive power 0; shared dispositive power 1,230,629; aggregate amount beneficially owned 1,230,629 (0.4% of the class)
  Comment: The % ownership calculation uses 315,054,851 outstanding shares which is based on (1) 299,094,373 shares outstanding as of September 8, 2026 as stated in the issuer's proxy statement filing on September 25, 2026; and (2) dilution of the outstanding shares due to 15,960,478 shares acquirable via the warrants and convertible bonds held by JSGT.
- Jane Street Singapore Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,012; sole dispositive power 0; shared dispositive power 1,012; aggregate amount beneficially owned 1,012 (0% of the class)
  Comment: The % ownership calculation uses 315,054,851 outstanding shares which is based on (1) 299,094,373 shares outstanding as of September 8, 2026 as stated in the issuer's proxy statement filing on September 25, 2026; and (2) dilution of the outstanding shares due to 15,960,478 shares acquirable via the warrants and convertible bonds held by JSGT.

## Item 1. Issuer
Name of issuer: Applied Digital Corp.
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, TEXAS, 75219.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC
Leonard Street Holdings, LP
Jane Street Singapore Pte. Limited
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Leonard Street Holdings, LP
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Singapore Pte. Limited
2 Central Boulevard, #43-01
IOI Central Boulevard Towers (West Tower)
018916, Singapore
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 19,835,217.00
Percent of class: 6.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 19,835,217.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 19,835,217.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC
Leonard Street Holdings, LP
Jane Street Singapore Pte. Limited

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)
- Leonard Street Holdings, LP: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)
- Jane Street Singapore Pte. Ltd: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (11/12/2026)